EXHIBIT 4.11

AMENDMENT NO. 1 TO THE
CLEARONE, INC.
EQUITY INCENTIVE PLAN
AMENDED AND RESTATED EFFECTIVE DECEMBER 12, 2014

WHEREAS, ClearOne, Inc. (the “Company”) adopted and maintains the ClearOne, Inc. Equity Incentive Plan (the “Plan”), as amended and restated effective as of December 12, 2014, to provide an opportunity for its eligible employees and certain independent contractors to earn incentive awards in consideration for their services;
WHEREAS, pursuant to Section 21 of the Plan, the Company’s Board of Directors has retained the right to amend the Plan and now desires to amend the Plan to clarify awards of dividend equivalents available for issuance under the Plan.
NOW THEREFORE, effective as of December 12, 2014, the Plan is hereby amended as follows:
1.    Section 6(a) is hereby amended by replacing the second sentence set forth therein with the following:
“No Participant shall have any rights as a shareholder with respect to any Shares subject to Options hereunder until said Shares have been issued, except that the Administrator may authorize and grant dividend equivalents with respect to such Shares.”
2.    Section 9(b) is hereby amended by replacing the first sentence set forth therein with the following:
“If the Administrator so chooses, it may grant dividend equivalents, which shall consist of a grant to a Participant made in connection with any Award otherwise granted under the Plan, payable in Shares or a cash payment equal to all or a portion of the dividends the Participant would have received had the Participant owned the number of Shares subject to the Award on the date established by the Administrator or the Board, as applicable.”
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IN WITNESS WHEREOF, ClearOne, Inc. has caused this Amendment No. 1 to the Plan to be executed by its duly authorized representatives on this 12 day of December 2014.

By:	/s/ Zeynep Hakimoglu	By:	/s/ Narsi Narayanan
	Zeynep Hakimoglu		Narsi Narayanan
	President and Chief Executive Officer		Senior Vice President of Finance and Corporate Secretary